Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: June 27, 2017

A LOOK INSIDE: BAKER HUGHES, A GE COMPANY Creating
Fullstream Capability Across the Oil and Gas Value Chain
Turbomachinery and Process Solutions (TPS)

The premium partner for rotating equipment, process flow and transmission technologies to maximize productivity and
minimize risk. Our 12,000 global employees collaborate
closely with our customers and partners around the world to
innovate and deliver comprehensive mechanical-drive,
compression, power-generation and transmission solutions in
5 key segments: onshore and offshore production, LNG,
pipeline and gas processing, refinery and petrochemical and
industrial sectors. ROD CHRISTIE - President and CEO,
Turbomachinery and Process Solutions At GE Oil and Gas,
responsible for overseeing the development of all product
lines and global operations of the Turbomachinery and
Process Solutions business unit, one of the industry’s most
extensive portfolios for rotating equipment, auxiliaries and full life-cycle services An industry veteran with more than
30 years of international experience in the Power and Energy industry Prior to joining GE, spent 15 years with Scottish
Hydro Electric in a wide range of engineering, project
development and management roles Leadership Team MARCO
CACCAVALE Vice President, On- and Offshore Production 20
years of experience in Upstream, Pipeline, LNG, Refining and
Petrochemical industries, all of them with GE Responsible
for driving profitable growth of On- and Offshore Production segment Currently leading global operations of Downstream
Products and Services Previously served as President -
Africa Oand G, GM - North America Turbomachinery MARIA
SFERRUZZA President, LNG and Global Services Over 20 years
of oil and gas experience covering multiple roles from sales to operations Responsible for driving growth and
profitability of LNG segment and global TPS service
Currently responsible for global TPS service strategy and
operations, including digital services

A LOOK INSIDE: BAKER HUGHES, A GE COMPANY Creating
Fullstream Capability Across the Oil and Gas Value Chain

BOB PEREZ Vice President, Pipeline and Gas Processing Over
25 years of energy industry experience of which half in the
Pipeline industry Responsible for driving growth and
profitability of Pipeline and Gas Processing segment
Currently serving as North America Integration Leader for
BHGE ALBERTO MATUCCI Vice President, Refinery and
Petrochemical 20 years of experience in the oil and gas
industry Responsible for driving growth and profitability of
Refinery and Petrochemical segment Previously led the global
Wellstream Flexible Pipeline business LUCA MARIA ROSSI Vice
President, Industrial and Product Management 20 years of
global industry experience Responsible for the management
and competitiveness of TPS product portfolio Responsible for profitable growth of Industrial Segment CHRISTINA ANDERSEN
Vice President, Fand PT and RC Integrated Business Lines 24
years with GE in Power Generation and Oil and Gas Industries
Responsible for leading Flow and Process Technologies and
Reciprocating Compressors business lines Previously
responsible for running Reciprocating Compressors and
Measurement and Sensing businesses MICHELE STANGARONE Vice
President, Global Commercial 30 years of global industry
experience Responsible for global commercial effectiveness
and strategic coordination of the global commercial
operations Previously led the GE Oil and Gas Europe Region
DAVIDE IANNUCCI Vice President, Global Projects 25 years of
experience in energy industry project management Responsible for delivery of global TPS customer equipment and capital
projects

A LOOK INSIDE: BAKER HUGHES, A GE COMPANY Creating
Fullstream Capability Across the Oil and Gas Value Chain

DAVIDE MARRANI Vice President, Global Manufacturing More
than 20 years of manufacturing experience Responsible of
global TPS manufacturing organization including 30
manufacturing sites worldwide across 15 countries BRIGETTE
GAGE Global Sourcing Director More than 20 years of supply
chain experience across 3 GE businesses: Aviation, Power and
Oil and Gas Responsible for driving lower cost, flexible,
global and quality supplier options across TPS Prior to GE,
spent 5 years at Boeing in Tooling Engineering PAOLO
NOCCIONI Vice President, Global Engineering 25 years of
experience in turbomachinery and systems engineering
Responsible for Product and Service Engineering of entire
TPS portfolio and Digital Thread MICHELE SERPI Global
Quality Director More than 20 years in GE, 16 of which in
Supply Chain Responsible for TPS global quality program
Engineering background, previously served as Global Sourcing
Leader For functional support for Turbomachinery and Process
Solutions, please refer to functional announcements
Remember: We are 2 separate companies until close. For a
statement regarding the transaction - additional information and where to find it: Click here

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”)  has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017.  Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.